EXHIBIT 99.5

PATAGONIA GOLD 2020 FINANCIAL RESULTS

April 28, 2021 Vancouver, BC. Patagonia Gold Corp. (“Patagonia” or the “Company”) (TSXV: PGDC) announces its audited results for the fiscal year ended December 31, 2020 (“YE 2020”).  The financial statements together with the related management’s discussion and analysis (“MD&A”) are available on the Company’s website and under the Company’s profile on SEDAR at www.sedar.com.

Highlights

•	Generated revenue of US$19.8 million and gross profit of US$6.6 million in 2020.
•	Produced 10,233 gold equivalent ounces (1) and sold 11,174 gold equivalent ounces (1).
•	Obtained the provisional permit for the development of the Cap-Oeste gold/silver underground project.
•	Converted US $10.0 million of debt to common shares at $0.30.
•	Advanced the Calcatreu environmental base line studies and pre-feasibility work on schedule.
•	Signed a definitive agreement to acquire 100% interest in the Mina Angela Project located in Chubut Province, Argentina.
•	Merged its wholly owned subsidiaries Patagonia Gold SA and Cerro Cazador SA into one legal entity achieving cost efficiencies.

(1) Gold equivalent ounces include 191,152 silver ounces produced, and 193,476 silver ounces sold converted to a gold equivalent based on a ratio of the average spot market price for the commodities each period. The ratio for year ended December 31, 2020 was 85.99:1 (2019 – 85.29:1).

Christopher van Tienhoven, CEO of the Company commented: “Despite the COVID-19 pandemic that has impacted economic activities around the world, Patagonia has safely advanced its development strategy for exploration, development and mining operations in Argentina. With the completion of a $9.3 million equity financing and continued accumulation of precious metals projects in South America, we believe we are well positioned to benefit from Company’s significant asset portfolio.”

Qualified Person’s Statement

Donald J. Birak, an independent geologist and Registered Member of SME and Fellow of AusIMM, is the qualified person as defined by National Instrument 43-101, has reviewed and approved the scientific and technical content of this news release.

About Patagonia Gold

Patagonia Gold Corp. is a South America focused, publicly traded mining company listed on the TSX Venture Exchange. The Company seeks to grow shareholder value through exploration and development of gold and silver projects in the Patagonia region of Argentina.  The Company is primarily focused on the Calcatreu project in Rio Negro and the development of the Cap-Oeste underground project.  Patagonia, indirectly through its subsidiaries or under option agreements, has mineral rights to over 420 properties in several provinces of Argentina and Chile and is one of the largest landholders in the province of Santa Cruz, Argentina.

For more information, please contact:
Dean Stuart
T: 403 617 7609
E: dean@boardmarker.net

Christopher van Tienhoven, Chief Executive Officer
Patagonia Gold Corp
T: +54 11 5278 6950
E: cvantienhoven@patagoniagold.com

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements with respect to, among other things, the anticipated increase in interest in the Argentina mining sector, advancement and development of gold and silver projects in the Patagonia region of Argentina and the anticipated growth in shareholder value. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.